CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel.  +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

                           FOR IMMEDIATE RELEASE

            Adoption of DOP Technology Accelerates at Graph Expo
       CreoScitex Leads Way in On-Press Imaging and Plateless Offset

GRAPH EXPO 2000 Chicago, IL (September 26, 2000) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is making significant strides in leading the digitalization of offset printing at Graph Expo 2000 in Chicago. Commercial interest in Digital Offset Printing (DOP) presses enabled by the CreoScitex high-performance, on-press imaging system is strong and huge crowds are gathering to witness the CreoScitex SP(tm) plateless DOP technology for the first time.

Komori Corporation is printing superb 40-inch images live at Graph Expo on the Project D DOP press, which is equipped with the award-winning SQUAREspot(tm)
DOP imaging system from CreoScitex. This technology recently won a prestigious GATF InterTech award. "We are soliciting orders for the Project D press for the first time at Graph Expo," said Mark Kilgore, Vice President Sales and Marketing, Komori America Corporation. "Customer response has far exceeded our expectations. Many printers see substantial opportunities in being able to print high-quality, full-format jobs efficiently at short run lengths."

A number of printers around the world are starting to demonstrate superior growth and profits, thanks to DOP technology. "We discovered a huge demand for high-quality jobs in short run lengths, sometimes only 50 sheets," declared Mitsuhiro Miyamoto, Managing Director of Loyal Printing in Tokyo. "DOP technology gets these jobs onto press with extreme speed. Customers are happy to pay for this responsiveness, so we have already ordered two more Heidelberg Speedmaster 74 DIs."

The SP plateless DOP process eliminates the need for lithographic plates when printing on an offset press, which simplifies logistics and reduces on-press make ready time. Three or four jobs an hour are being imaged and printed before crowds at

Graph Expo. "The image quality is impressive," exclaimed James Hillman, Mossberg Printing Co. of South Bend, IN. "I'm convinced that I have just seen the future of offset printing."

The SP process consists of spraying the lithographic material in a thin coating onto a reusable substrate that is mounted on the plate cylinder of the press. SQUAREspot DOP imaging technology then images the media, thereby switching the lithographic properties. At the end of the print run, the substrate is cleaned and is then ready for the next print job. Agfa LiteSpeed liquid lithographic media is being used for the Graph Expo demonstration, where the entire changeover from job to job takes place in less than eight minutes. "Our goal is to demonstrate the feasibility of the process by imaging and printing one-color, four-page jobs live on press," explained Brad Palmer, Director, Short-Run Printing, CreoScitex. "We are working with several leading press manufacturers and lithographic media producers to bring this technology to commercial reality in about two years."

SP technology builds directly on the award-winning SQUAREspot DOP imaging system developed and manufactured by CreoScitex. Creo Products Inc. holds fundamental patents on these thermal laser imaging devices, as well as on plateless printing technology. CreoScitex on-press imaging technology provides outstanding image quality, many times faster than competing technologies, and is tightly integrated with CreoScitex web, proofing and workflow tools. All of the world's largest offset press manufactures have selected CreoScitex imaging technology for their DOP presses, including the MAN Roland DICOweb, the Komori Project D, the 74 Karat and the Heidelberg Speedmaster 74 DI. See SP plateless printing technology demonstrated throughout Graph Expo at CreoScitex booth 107.

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About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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(c>2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The
CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.